                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 15


            Certification and Notice of Termination of Registration
             under Section 12(g) of the Securities Exchange Act of
     1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d)
                    of the Securities Exchange Act of 1934.

                         Commission File Number 1-6690

                         CONTINENTAL CAN COMPANY, INC.
             (Exact name of registrant as specified in its charter)

                          301 Merritt 7 Corporate Park
                           Norwalk, Connecticut 06865
                                 (203) 750-5900
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, Par Value $0.25 Per Share
            --------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
          ------------------------------------------------------------
              (Titles of all other classes of securities for which
          a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


         Rule 12g-4(a)(1)(i)  [X]                      Rule 12h-3(b)(1)(ii) [ ]
         Rule 12g-4(a)(1)(ii) [ ]                      Rule 12h-3(b)(2)(i)  [ ]
         Rule 12g-4(a)(2)(i)  [ ]                      Rule 12h-3(b)(2)(ii) [ ]
         Rule 12g-4(a)(2)(ii) [ ]                      Rule 15d-6           [ ]
         Rule 12h-3(b)(1)(i)  [X]

                 Approximate number of holders of record as of
                   the certification or notice date: one (1)

      Pursuant to the requirements of the Securities Exchange Act of 1934
       Continental Can Company, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  May 29, 1998                    BY: /s/ Tracy L. Noll
                                           -------------------------------------
                                           Name:  Tracy L. Noll
                                           Title: Vice President

                            Suiza Foods Corporation
                      3811 Turtle Creek Blvd., Suite 1300
                              Dallas, Texas 75219


                            Exchange Agent Agreement


                                  May 29, 1998


Harris Trust and Savings Bank
311 West Monroe Street
Chicago, IL  60690

Attention:  Don Koslow, Vice President

Gentlemen:

         Re: Exchange of Continental Can Company, Inc. Common Stock for Suiza Foods Corporation Common Stock

Suiza Foods Corporation, a Delaware corporation (the "Company"), hereby requests that you act as Exchange Agent with respect to the surrender of certificates for shares of Common Stock, $0.25 par value per share (the "Old Shares"), of Continental Can Company, Inc., a Delaware corporation ("Continental Can"), in exchange for a number of shares of Common Stock of the Company, $0.01 par value per share, equal to (x) the number of Old Shares issued and outstanding immediately prior to the merger of CC Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of the Company ("Sub"), with and into Continental Can (the "Merger"), excluding Old Shares held by Continental Can, the Company, Sub, or any of the Company's subsidiaries, multiplied by (y) 0.629 (the "New Shares"), pursuant to Article III of the Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 14, 1998, by and among the Company, Sub, and Continental Can. The Merger is expected to become effective shortly after the special meeting of the stockholders of Continental Can to be held on May 29, 1998 for the purpose of approving the Merger. The time at which the Merger becomes effective is referred to in the Merger Agreement and in this letter as the "Effective Time." You will be informed of the Effective Time as soon as practicable.

The Company hereby appoints you to act as the Exchange Agent (the "Agent") in connection with the Merger and authorizes you to act in such capacity, subject to your acceptance hereof. You hereby agree that, in carrying out your duties as Agent in connection with the Merger, you are acting as an agent for the Company. You also hereby agree that your authority and actions as

Agent shall be governed by the terms of the Letter of Transmittal and this Agreement. In carrying out your duties as Agent, you shall act as follows:

1. Distribution of Materials. The Company shall make available to you on the earliest date convenient a sufficient supply of the documents to be mailed to the holders of the Old Shares ("Old Security Holders"), including all amendments and supplements thereto, the Letter of Transmittal, letter to Old Security Holders, and other related documents to comply with requests for additional copies of such documents. You will cause these documents to be mailed to each Old Security Holder as soon as practicable (but in no event later than five business days) after the Effective Date.

2. Receipt of Old Securities and Related Materials. (a) In connection with the exchange, you shall receive certificates from the Old Security Holders representing the Old Shares, accompanied by Letters of Transmittal (or facsimiles thereof), properly executed in accordance with the instructions therein, and all other instruments and communications submitted to you in connection with the exchange, and you shall preserve the same until delivered to the Company or otherwise disposed of in accordance with the Company's instructions.

(b) All Letters of Transmittal, facsimile transmissions, letters, and other materials submitted to you, except certificates for Old Shares, shall be stamped by you to show the date and time of receipt thereof.

(c) You will examine the Letters of Transmittal and certificates received by you to ascertain whether they appear to have been completed and executed in accordance with the instructions set forth in the Letter of Transmittal. For any irregular items, you should follow your regular procedures to attempt to cause any such irregularity to be corrected. As to any irregular items you cannot resolve by following your regular procedures, you will consult with the Company for instructions, who shall be solely responsible for deciding what action, if any, to be taken. Upon making the exchange for Old Shares, you will physically cancel the certificates representing such Old Shares and post them to the stockholder records of the Company.

(d) Upon the exchange of Old Shares, you will cause to be issued only whole shares of Common Stock. Any fractional shares of Common Stock will be paid in cash in an amount equal to such fractional part of a share of Common Stock multiplied by 58.3844. The Company will deposit with you in a special account for the benefit of the surrendering holders, immediately available funds to cover the payment of fractional shares. The wire transfer instructions for the transfer of all funds are as follows: Harris Trust and Savings Bank, ABA # 071000288, as Exchange Agent for Suiza Foods Corporation /Continental Can Company, Inc., Account Number 109-211-3, Attention: Gary Cowden.

(e) If payment is to be made by you to a person other than the person in whose name a surrendered certificate is registered, you will make no payment until the certificate so surrendered has been properly endorsed (or otherwise put in proper form for transfer) and the person requesting such payment has paid any transfer or other taxes or governmental charges required by reason of such payment in a name other than that of the registered holder of the certificate surrendered or has established to your satisfaction that such tax or charge either has been paid or is not payable. Any tax information with respect to such payment which you are required to report pursuant to Section 4 of this Agreement shall list the registered holder of the certificate as the payee.

(f) If any holder of Old Shares as of the Effective Time reports to you that his failure to surrender a certificate representing any Old Shares registered in his name at the Effective Time is due to the theft, loss or destruction of his certificate, you shall require such holder to furnish an affidavit of such theft, loss or destruction and a bond of indemnity in form and substance satisfactory to you. Upon receipt of such affidavit and bond of indemnity and compliance with any other applicable requirements, you may effect payment to such holder as though he had surrendered his certificate.

(g) At or prior to the Effective Time, and for so long as this Agreement shall be in effect, the Company will reserve for issuance a sufficient number of New Shares for exchange for the Old Shares, respectively, outstanding at the Effective Time, in accordance with the terms of the Merger Agreement.

(h) When Old Shares registered in the name of any name that appears on Exhibit A hereto are surrendered you will:

         (i) arrange for the issuance of New Shares in the name of any other person only with the proper approval of the Company; and

         (ii) issue in exchange therefor New Shares with a legend in the form set forth on Exhibit B hereto applied to each of such certificates.

3. Information and Reports. You will forward to the Company, at the address listed below, a periodic report of the items presented for exchange.

                  Tracy L. Noll, Secretary
                  Suiza Foods Corporation
                  3811 Turtle Creek Blvd., Suite 1300
                  Dallas, Texas  75219
                  Tel: (214) 528-9922
                  Fax: (214) 528-9929

4. Tax Reporting. (a) On or before January 31, 1999, you will prepare and mail to each holder, other than holders who demonstrate their status as nonresident aliens in accordance with United States Treasury Regulations, a Form 1099-B reporting any cash payments, in accordance with Treasury regulations. You will also prepare and file copies of such Forms 1099-B by magnetic tape with the Internal Revenue Service, in accordance with Treasury Regulations.

(b) If you have not received notice from the surrendering holder of that holder's certified Taxpayer Identification Number, you shall deduct and withhold backup withholding tax from any cash payment made pursuant to Internal Revenue Code regulations.

(c) Should any issue arise regarding Federal income tax reporting or withholding, you will take such action as the Company instructs you in writing.

5. Delivery of Checks and Certificates. All checks and certificates, other than checks delivered at your window or to the Book-Entry Transfer Facilities, shall be forwarded by first class mail, and all certificates shall be forwarded to or upon the order of the holder (a) under a blanket surety bond protecting you and the Company from loss or liability arising out of the nonreceipt or nondelivery of such certificates or (b) registered mail, insured separately for the replacement value of such certificates. However, it is understood that when certificates are being transported by a common carrier, such carrier's insurance policies may provide adequate coverage in lieu of such blanket bond coverage.

6. Compensation of Exchange Agent. For your services as Agent hereunder, you shall be entitled to compensation of $5,000. The Company will also reimburse you for your reasonable out-of-pocket expenses (including, but not limited to, reasonable counsel fees) in connection with your services hereunder.

7. Duties of Agent. As Agent hereunder you:

(a) shall have no duties or obligations other than those specifically set forth herein or as may be subsequently agreed to in writing by you and the Company;

(b) shall not be regarded as making any representation as to, and shall have no responsibility for the legality, validity, sufficiency, value or genuineness of any certificates for Old Shares and you shall not be required to, and you shall not, make any representations as to the legality, validity, sufficiency, value or genuineness of the Merger;

(c) shall not be obligated to take any legal action hereunder which might in your sole judgment require you to risk your own funds or incur any liability, unless you shall have been furnished with indemnity satisfactory to you;

(d) may rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, facsimile transmission, telex, telegram or other document or security delivered to you and believed by you to be genuine and to have been signed by the proper party or parties;

(e) may rely on and shall be protected in acting in reliance upon the oral or written instructions of the Company or any other employee or representative of the Company designated by the Company with respect to any matter relating to your actions as Agent hereunder;

(f) may consult with counsel satisfactory to you and the Company and the advice or opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by you hereunder in good faith and in accordance with such advice or opinion of such counsel;

(g) shall have no obligation to make any payment as the Agent unless the Company shall have provided the necessary available funds to make such payments;

(h) shall not be liable or responsible for any failure of the Company to comply with any of its obligations relating to the Merger, including without limitation, obligations under applicable securities laws; and

(i) shall not be liable for any error in judgment made in good faith by any officer, director, employee, agent or attorney in the course of performance under this Agreement, unless it shall be proven that such officer, director, employee, agent or attorney was negligent or acted with willful misconduct.

8. Indemnity. The Company hereby covenants and agrees to indemnify and to hold harmless you and your officers, directors, employees, affiliates, agents and controlling persons from and against any and all losses, claims, damages and liabilities to which any such person may become subject arising out of or in connection with this Agreement or the performance of your duties hereunder or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any of such indemnified parties are a party thereto, and to reimburse each of such indemnified parties upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing; provided that the foregoing indemnity will not, as to any indemnified party, apply to losses, claims, damages, liabilities or related expenses to the extent arising from the willful misconduct or gross negligence of such indemnified party. In the event of the assertion against any indemnified party of any such claim or the commencement of any such action or proceeding you shall, promptly after receiving notice of any assertion or the commencement of any such action or proceeding, notify the Company by letter (or facsimile confirmed by letter) of the fact of such assertion and/or commencement and failure to so notify shall not relieve the Company of any liability for indemnification with respect to such assertion or claim except to the extent the Company is prejudiced by such failure. In the event of such assertion or commencement, the Company shall be entitled to participate in such action or proceeding and in the investigation of such claim and, after written notice from the Company to you, to assume the investigation or defense of such claim, action or proceeding with counsel of the Company's choice at the sole expense of the Company. Notwithstanding the Company's election to assume the defense or investigation of such claim, action or proceeding, you shall have the right to employ separate counsel, if, in the written opinion of counsel to you, use of counsel of the Company's choice would result in a conflict of interest. The provisions contained in this paragraph shall remain in full force and effect and shall survive the termination of this Agreement.

9. Termination of Agreement. Unless terminated earlier by the parties hereto, this Agreement shall terminate either (a) upon the exchange of all Old Shares or (b) at the option of the Company or the Agent. Upon any termination of this Agreement, the Agent shall promptly deliver to the Company any certificates, funds or other property then held by the Agent. After such time, any party entitled to such certificates, funds or property shall look solely to the Company and not the Agent therefor, and all liability of the Agent with respect thereto shall cease. Sections 6, 7, and 8 hereof shall survive any termination of this Agreement.

10. Modification. The instructions contained herein may be modified or supplemented in writing by an executive officer of the Company or any other person identified to you by any such executive officer as being authorized to give any notice, approval or waiver on its behalf.

11. Assignment. None of the parties hereto shall assign this Agreement or its obligations hereunder, unless such party shall have obtained the prior written consent of the other parties hereto. Subject to the foregoing, this Agreement and the appointment as Agent hereunder shall inure to the benefit of, and the obligations created thereby shall be binding upon, the successors and permitted assigns of the parties hereto.

12. Interpretation. (a) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF ILLINOIS.

(b) Any inconsistency between this Agreement and the terms of the Merger Agreement, as they may from time to time be amended, shall be resolved in favor of the Merger Agreement, except with respect to the duties, liabilities and indemnification of you as Agent.

(c) Section headings have been inserted herein for convenience of reference only, are not a part of this Agreement, and shall not be used in any way in the interpretation of any of the provisions hereof.

13. Counterparts. This Agreement may be executed in separate counterparts, each of which when executed and delivered shall be an original, but all of which shall together constitute but one and the same instrument.

Please acknowledge receipt of this Agreement hereto and confirm the arrangements herein provided by signing and returning the enclosed copy to the Company, whereupon this Agreement and the terms and conditions herein provided shall constitute a binding Agreement among us.

                                       Very truly yours,


                                       SUIZA FOODS CORPORATION


                                       By: /s/ Tracy L. Noll
                                           -------------------------------------
                                       Name:  Tracy L. Noll
                                       Title: Vice President and Chief Financial
                                              Officer


Accepted and agreed to as
of the date first above written:

HARRIS TRUST AND SAVINGS BANK,
as Exchange Agent


By: /s/ Mark B. Zimkind
    ------------------------------
    Name: Mark B. Zimkind
    Title: Vice President

                                   EXHIBIT A


Donald J. Bainton
Kenneth Bainton
Robert L. Bainton
Nils E. Benson
Charles F. DiGiovanna
Rainer Greeven
V. Henry O'Neill
John J. Serrell
R.A. Utting
A.E. Watson
Abdo Yazgi

                                   EXHIBIT B


"The securities represented by this certificate have been issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies and may only be sold or otherwise transferred in compliance with the requirements of Rule 145 or pursuant to a registration statement under said Act or an exemption from such registration."